UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 25, 2012

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Additional Information (III) (preliminary and unaudited)

Legal Proceedings

Signature page

Key figures Q2 and first six months of fiscal 20121,2

1	New orders; Adjusted or organic growth rates of revenue and new orders; Total Sectors profit; ROCE (adjusted); Free cash flow and cash conversion rate; Adjusted EBITDA; Net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP

2	January 1 – March 31, 2012 and October 1, 2011 – March 31, 2012.

3	Adjusted for portfolio and currency translation effects.

4	Basic earnings per share – attributable to shareholders of Siemens AG. For fiscal 2012 and 2011 weighted average shares outstanding (basic) (in thousands) for the second quarter amounted to 877,749 and 873,161 and for the first six months to 876,585 and 872,177 shares, respectively.

5	Discontinued operations primarily consist of OSRAM, Siemens IT Solutions and Services, the former Communication activities and Siemens VDO Automotive.

6	Calculated by dividing adjusted industrial net debt as of March 31, 2012 and 2011 by annualized adjusted EBITDA.

7	Continuing and discontinued operations.

Volume	(preliminary and unaudited; in millions of €, except where otherwise stated)
	Q2 2012	Q2 2011	Actual	% Change Adjusted[3]		1st six months		Actual	% Change Adjusted[3]
						2012	2011
Continuing operations
New orders	17,880	20,651		(13)%	(16)%	37,689	41,488		(9)%	(10)%
Revenue	19,297	17,717		9%	7%	37,199	35,320		5%	5%

Earnings
	Q2 2012	Q2 2011				1st six months
			% Change			2012	2011	% Change
Total Sectors
Adjusted EBITDA	2,412	2,608		(7)%		4,436	5,156		(14)%
Total Sectors profit	1,929	3,695		(48)%		3,530	5,783		(39)%
in % of revenue (Total Sectors)	9.9%	20.7%				9.4%	16.3%
Continuing operations
Adjusted EBITDA	2,646	2,665		(1)%		4,765	5,699		(16)%
Income from continuing operations	1,053	3,174		(67)%		2,409	5,020		(52)%
Basic earnings per share (in €) [4]	1.16	3.58		(67)%		2.69	5.66		(52)%
Continuing and discontinued operations[5]
Net income	1,015	2,836		(64)%		2,473	4,589		(46)%
Basic earnings per share (in €) [4]	1.12	3.20		(64)%		2.76	5.17		(46)%

Capital efficiency
		Q2 2012		Q2 2011			1st six months 2012		1st six months 2011
Continuing operations
Return on capital employed (ROCE) (adjusted)		14.0%		42.7%			16.4%		33.3%
Continuing and discontinued operations[5]
Return on capital employed (ROCE) (adjusted)		12.3%		36.9%			15.3%		29.9%

Cash performance
		Q2 2012		Q2 2011			1st six months 2012		1st six months 2011
Continuing operations
Free cash flow		446		354			(583)		1,413
Cash conversion rate		0.42		0.11			(0.24)		0.28
Continuing and discontinued operations[5]
Free cash flow		438		(62)			(781)		866
Cash conversion rate		0.43		(0.02)			(0.32)		0.19

Liquidity and capital structure
	March 31, 2012					September 30, 2011
Cash and cash equivalents	8,424					12,468
Total equity (Shareholders of Siemens AG)	31,574					31,530
Net debt	10,563					4,995
Adjusted industrial net debt	2,965					(1,534)

Employees – in thousands
	March 31, 2012					September 30, 2011
	Continuing operations			Total[7]		Continuing operations			Total[7]
Employees	367			408		360			402
Germany	119			129		116			127
Outside Germany	248			279		244			275

Earnings Release Q2 2012

January 1 to March 31, 2012

Munich, Germany, April 25, 2012

Broad-Based Revenue Growth Continues

NSN restructuring and Transmission charges burden income

Peter Löscher, President and Chief Executive Officer of Siemens AG

“As expected, the second quarter was not easy. While we achieved clear growth in revenue, orders came in below the prior year due to lower volume from large orders. For fiscal 2012, we are on course to achieve our goals for revenue and orders. Profit for the quarter was below our expectation due to charges at power transmission projects in Germany. We are addressing the problems systematically.”

Financial Highlights:

•	Revenue for the second quarter rose 9% year-over-year, to €19.297 billion, including increases in all Sectors and reporting regions as well as 11% growth in emerging markets.

•

Orders came in at €17.880 billion, 13% below the prior-year period which included a significantly higher volume from large orders, particularly in emerging markets. The book-to-bill ratio for the quarter was 0.93, and the order backlog was €100 billion.

•

Total Sectors profit was €1.929 billion, a strong increase from the first quarter of fiscal 2012 but well below the prior-year period which benefited from a €1.520 billion gain from the divestment of Siemens’ stake in Areva NP (Areva). Total Sectors profit in the current period included charges of €278  million in the power transmission business.

•

Income from continuing operations was €1.053 billion, held back by an equity investment loss of €640 million resulting from restructuring at Nokia Siemens Networks B.V. (NSN). In contrast, the prior-year period benefited from the Areva gain mentioned above.

•	Free cash flow from continuing operations was up year-over-year, at €446 million, on higher cash flows in the Sectors.

Table of Contents
Siemens	2-4

Sectors, Equity Investments,

Financial Services	5-12

Corporate Activities	13

Outlook	13

Notes and Forward– Looking Statements	14

Media Relations:

Alexander Becker

Phone: +49 89 636-36558

E-mail: becker.alexander@siemens.com

Oliver Santen

Phone: +49 89 636-36669

E-mail: oliver.santen@siemens.com

Siemens AG,

80333 Munich, Germany

Siemens      2

Orders and Revenue

Strong backlog drives continued revenue growth

Revenue grew 9% in the second quarter, including increases in all Sectors and in all three regions supported by Siemens’ strong order backlog. Orders came in 13% lower, due primarily to significantly lower volume from large orders compared to the prior-year period. On an organic basis, excluding currency translation and portfolio effects, revenue rose 7% and orders declined 16%. The backlog (defined as the sum of the order backlogs of the Sectors) was €100 billion at the end of the quarter.

Revenue rises in all Sectors and regions

All Sectors delivered revenue growth in the second quarter. Energy led with double-digit growth, supported by its strong order backlog. Industry and Healthcare generated clear increases on broad-based growth across their businesses, and Infrastructure & Cities contributed a solid increase.

On a geographic basis, revenue rose in all three reporting regions led by the Americas. The region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME) and Asia, Australia both posted solid increases. Emerging markets on a global basis grew faster than revenue overall, at 11% year-over-year, and accounted for €6.168 billion, or 32%, of total revenue for the quarter.

Lower volume from large orders in Energy

At the Sector level, the decline in orders was due primarily to Energy, which had a significantly lower volume from large orders in Germany. Infrastructure & Cities also recorded lower orders, while orders rose in Healthcare and Industry.

On a geographic basis, lower order intake was most evident in Germany and emerging markets. Notable examples included a sharp drop in India and a less severe decline in China. Globally, orders in emerging markets accounted for €5.483 billion, or 31%, of total orders for the quarter.

Book-to-Bill ratio

1.17
1.29
1.04
1.11
0.93
20,651 17,717
22,937 17,844
21,157 20,351
19,809 17,902
17,880 19,297
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Figures in millions of €

New Orders · Revenue · Book-to-Bill ratio

New Orders and Revenue

	Q2 2011	Q2 2012	% Change Actual	% Change Adjusted*
New Orders	20,651	17,880	(13)%	(16)%
Revenue	17,717	19,297	9%	7%

Figures in millions of €

* Excluding currency translation and portfolio effects.

New Orders & Revenue by Region

New Orders
(22)%
(20)%
(40)%
(40)%
(5)%
(2)%
1%
5%
(13)%
(9)%
(12)%
(6)%
(58)%
(60)%
11,895 9,554
4,143 2,505
4,873 4,795
3,340 3,517
3,884 3,531
1,489 1,397
810 322
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
therein: India
Revenue
5%
6%
6%
6%
11%
15%
14%
18%
5%
8%
(11)%
(6)%
48%
42%
9,288 9,838
2,523 2,668
4,991 5,730
3,534 4,188
3,438 3,729
1,438 1,353
550 782
Figures in millions of €

Q2 2011 · Q2 2012 · Actual change · * Commonwealth of Independant States
· Adjusted change (throughout excluding currency translation and portfolio effects).

New Orders & Revenue by Sector

New Orders
(36)%
(32)%
1%
4%
(1)%
1%
(8)%
(6)%
8,518 5,815
3,119 3,246
5,091 5,144
4,135 3,896
Energy Sector
Healthcare Sector
Industry Sector
Infrastructure & Cities Sector
Revenue
10%
13%
5%
8%
8%
9%
4%
6%
6,091 6,888
3,117 3,362
4,632 5,070
4,005 4,257
Figures in millions of €

Q2 2011 · Q2 2012 · Actual change
· Adjusted change

Siemens      3

Income and Profit

Sector profit burdened by charges

Total Sectors profit declined to €1.929 billion, from €3.695 billion a year earlier. The main factor was Energy, which took project charges of €278 million in its power transmission business related primarily to grid connections to offshore wind-farms in Germany. In contrast, the prior-year period benefited from a €1.520 billion pretax gain on the sale of Energy’s stake in Areva. As a result, second-quarter profit at Energy came in at €573 million compared to €2.369 billion a year earlier.

Industry led all Sectors with profit of €662 million, up from €630  million a year earlier. Infrastructure & Cities also increased its profit year-over-year, to €270 million. Healthcare’s contribution to Total Sectors profit was lower year-over-year, at €424  million, including a strong earnings performance in the imaging and therapy systems business. The decline was due mainly to charges related to Healthcare’s Agenda 2013 initiative.

NSN restructuring impacts income

Income from continuing operations was €1.053 billion, down from €3.174 billion a year earlier, and corresponding basic EPS declined to €1.16 compared to €3.58 a year earlier. The difference was due mainly to lower Total Sectors profit. Equity Investments recorded a loss of €594 million due primarily to a substantially larger equity investment loss from Siemens’ share in NSN. This was only partly offset by positive results in Corporate items.

Lower loss from discontinued operations

Net income was €1.015 billion compared to €2.836 billion a year earlier. Corresponding basic EPS declined to €1.12 compared to €3.20 a year earlier. The primary factor in the change is lower income from continuing operations as described above. Discontinued operations posted a loss of €38 million due mainly to the previously announced settlement related to Greece which burdened income by €142 million pretax. For comparison, the loss of €338 million within discontinued operations in the prior-year period included a loss of €345  million related to Siemens IT Solutions and Services (SIS). In the current period results from discontinued operations related to SIS was a positive €43 million. Income from discontinued operations attributable to OSRAM declined to €28  million compared to €87  million a year earlier, due primarily to previously announced measures to reduce its capacities for traditional lighting products and to lower operating results. These factors more than offset positive effects from cessation of depreciation. OSRAM reported an 8% revenue increase compared to the second quarter a year earlier, and a 2% growth on an organic basis.

Siemens      4

Cash, Return on Capital Employed (ROCE), Pension Funded Status

Higher free cash flow at Sector level

Free cash flow from continuing operations rose to €446 million from €354  million in the second quarter a year earlier. The increase was due mainly to higher cash inflows at the Sector level driven by an increase in Infrastructure & Cities. For comparison, the prior-year period included higher cash outflows in connection with personnel-related expenses comprising the previously disclosed special remuneration for non-management employees.

Free cash flow from discontinued operations was a negative €8 million, up from a negative €416 million in the prior-year quarter. The change year-over-year was due primarily to two factors. Cash outflows related to SIS were lower compared to the prior-year period, which included higher payments in connection with the establishing of SIS as a separate legal group. In addition, the current period included cash inflows relating to OSRAM, compared to cash outflows in the prior-year period.

Pension plan underfunding increases

The estimated underfunding of Siemens’ pension plans (continuing operations) as of March 31, 2012 amounted to approximately €6.5 billion, compared to an underfunding of approximately €5.7 billion at the end of the first quarter. A positive actual return on plan assets and employer contributions partly offset a significant increase in Siemens’ defined benefit obligation (DBO). The DBO rose due to a decrease in the discount rate assumption as of March 31, 2012 and accrued service and interest costs. As of September 30, 2011, pension plan underfunding amounted to €6.2 billion.

Sectors      5

Energy Sector

Strong revenue growth, additional burdens on profit

Energy Sector profit was €573  million in the second quarter, including another strong earnings performance from Fossil Power Generation. Sector profit was held back by project charges totaling €278 million in the transmission business. In addition, Energy increased its expenses for R&D, marketing and selling associated with business expansion. For comparison, profit of €2.369 billion in the prior-year period benefited from the €1.520 billion Areva gain mentioned earlier.

Second-quarter revenue was up 13% year-over-year, as the Sector continued to convert its large order backlog into current business. Revenue rose in all three reporting regions, including a substantial increase in Asia, Australia. Orders came in 32% lower compared to the prior-year period, when the Sector recorded a much larger volume from major orders. This comparison effect was particularly notable in Europe/CAME, where the prior-year period included a particularly large contract for a combined-cycle power plant in Saudi Arabia and orders for three offshore wind-farms in Germany. Due to significantly lower volume from large orders in the current quarter, the book-to-bill ratio was 0.84 and the Sector’s order backlog was €56 billion at the end of the quarter. While Energy expects its market environment to remain highly competitive, the Sector expects a book-to-bill ratio above one for the full fiscal year.

Profit again on a high level supported by strong backlog

Fossil Power Generation delivered €501  million in profit, including increased R&D, marketing and selling expenses associated with growth. The service business maintained its strong contribution to profit development. For comparison, profit in the same period a year earlier benefited from the €1.520 billion Areva gain mentioned above and a more favorable project mix in the component business, only partly offset by charges of €87  million related to the Olkiluoto project in Finland. Revenue for the second quarter rose 13% year-over-year on conversion from a strong order backlog, especially in the solutions business. On a geographic basis, strong double-digit percentage increases in Asia, Australia and the Americas more than offset a modest decline in Europe/CAME. Orders declined 20% compared to the prior-year period, when a higher volume from large orders included the contract in Saudi Arabia mentioned above. This comparison effect led to a substantial decline in orders year-over-year for Europe/CAME, more than offsetting increases in other regions.

Continued revenue growth, strong profit contribution

The Renewable Energy business, which includes Siemens’ Wind Power and Solar & Hydro Divisions, took its profit up sharply compared to the prior-year period, to €112 million.

Sectors      6

Volume-driven earnings growth more than offset higher expenses for R&D, marketing and selling associated with expansion. The wind business also drove revenue and order development for Renewable Energy. Revenue rose sharply, due to conversion of large orders from prior periods into current business. The current quarter included a lower volume from large orders, while the prior-year period included the three large wind-farm orders mentioned above in Europe/CAME. As a result, second-quarter orders overall were down sharply year-over-year. Challenging market conditions in renewable energy, including pricing pressure, are expected to continue in coming quarters.

Increased profit contribution

Second-quarter profit at Oil & Gas was up year-over-year, at €131 million, despite higher marketing and selling expenses associated with growth. Revenue rose 14% due primarily to increases in Asia, Australia. Orders declined 15%, with lower orders in Asia, Australia and the Americas offsetting growth in Europe/CAME.

Project charges and pricing pressure lead to loss

Power Transmission experienced continuing challenges in the second quarter and reported a loss of €169 million. The Division took additional charges of €278 million related primarily to grid connections to offshore wind-farms in Germany, resulting from revised estimates of required resources and personnel as well as delays associated with the projects’ complex marine and regulatory environment. The revenue mix for the quarter was clearly less favorable year-over-year, due in part to low-margin orders booked during prior periods with significant pricing pressure. These factors were only partly offset by the release of a provision of €64 million related to a successful project completion. For comparison, second-quarter profit a year ago included charges of €41 million associated with optimizing the Division’s global manufacturing footprint. Revenue for the current quarter was down 5% and orders came in 24% lower compared to the prior-year period, which included a higher volume from large orders. Power Transmission expects continuing challenges in coming quarters including the grid-connection projects mentioned above and structural issues in certain businesses.

Sectors      7

Healthcare Sector

Broad-based growth, strong operational performance

Healthcare delivered €424 million in profit in the second quarter, led by a strong earnings performance in the imaging and therapy systems business. Profit came in lower compared to the same quarter a year earlier, primarily due to €38  million in charges the Sector took related to its Agenda 2013 initiative aimed at improving its competitive position and expanding its capacity for innovation. Healthcare expects additional charges related to Agenda 2013 in coming quarters.

Diagnostics took €20 million of the Agenda 2013 charges, related primarily to improving its cost position. As a result, its profit came in at €67 million compared to €86  million in the second quarter a year earlier. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €43 million in the second quarter. A year earlier, Diagnostics recorded €42  million in PPA effects.

Healthcare revenue rose 8% compared to the prior-year period, on broad-based growth across its businesses. Orders were up 4%, with most businesses contributing increases. Reported growth benefited from currency translation effects amounting to 3 percentage points for both revenue and orders. On a regional basis, Asia, Australia showed double-digit increases for both revenue and orders, highlighted by substantial growth in China. The Americas region showed clear growth for revenue and a slight decline in orders. Both revenue and orders were stable in Europe/CAME. The book-to-bill ratio was 0.97, and Healthcare’s order backlog was €7 billion at the end of the quarter.

The Diagnostics business contributed to revenue and order growth in the second quarter. Revenue rose to €976 million and orders increased to €979 million, from €924  million and €918  million, respectively, in the prior-year period. Diagnostics showed the same development as the Sector with regard to currency translations effects. On a geographic basis, Asia, Australia drove revenue and order growth including double-digit increases in China.

Sectors      8

Industry Sector

Strong short-cycle businesses

deliver revenue and profit growth

In a robust business environment, Industry took its second-quarter profit up 5%, to €662 million. Strong performances in the Sector’s short-cycle businesses more than offset higher expenses for R&D, marketing and selling for innovation and growth initiatives. The contribution from the Sector’s renewable energy offerings was held back by ongoing market challenges. Industry revenue climbed 9%, including increases across the Sector’s businesses. On a regional basis, Industry generated substantial revenue growth in the Americas and clear growth in Europe/CAME. Orders were up slightly year-over-year, with solid growth in Europe/CAME more than offsetting a decline in Asia, Australia. The Sector’s book-to-bill ratio was 1.01 and its order backlog was €12 billion at the end of the quarter.

Sectors      9

Double-digit revenue

and profit growth

Industry Automation took its second-quarter profit up to €335  million, even after higher expenses year-over-year for R&D, marketing and selling associated with growth. Strong, broad-based demand resulted in double-digit revenue growth and 8% order growth, including increases in all three reporting regions. PPA effects related to the fiscal 2007 acquisition of UGS Corp. were €36 million in the current period and €35 million in the same quarter a year earlier.

Revenue climbs,

takes profit up

Second-quarter profit at Drive Technologies rose slightly year-over-year, to €279 million. The Division increased its R&D, marketing and selling expenses associated with innovation and growth. The contribution from the Division’s renewable energy offerings was held back by ongoing market challenges, particularly in the wind business. Revenue rose 9% for the quarter, with contributions from across the Division’s businesses. Orders were level compared to the prior-year period. On a regional basis, revenue and orders increased in Europe/CAME and the Americas but declined in Asia, Australia.

Sectors      10

Infrastructure & Cities Sector

Revenue growth

drives higher profit

The Infrastructure & Cities Sector increased second-quarter profit by 10% year-over-year, driven by the Power Grid Solutions & Products business. Revenue rose 6% for the quarter, on strong growth at Power Grid Solutions & Products and Building Technologies. On a regional basis, revenue increases in the Americas and Europe/CAME more than offset a decline in Asia/Australia. Orders came in 6% below the prior-year period, which included a higher volume from large orders in the Transportation & Logistics business. This comparison effect was notable in regional results, with Asia/Australia posting substantially lower orders year-over-year. The Sector’s book-to-bill ratio was 0.92 and its order backlog at the end of the quarter was €24 billion.

Sectors      11

Profit declines on lower revenue

The Transportation & Logistics business, which includes Siemens’ Rail Systems Division and its Mobility and Logistics Division, posted profit for the second quarter of €75 million. The decline compared to the prior-year period was due in part to slightly lower revenue. In addition, earnings began to include the effect of lower margins associated with large, long-term contracts from prior periods, which are now being converted to current business. As noted above, the current period included a lower volume from large orders, and as a result orders overall came in substantially below the prior-year level, particularly in Asia, Australia.

Double-digit growth

takes profit higher

The Power Grid Solutions & Products business includes Siemens’ Low and Medium Voltage Division and its Smart Grid Division. Profit for the second quarter rose to €101 million, in part due to higher revenue. In addition, improved earnings in low and medium voltage activities more than offset higher expenses for smart grid growth initiatives. Second-quarter orders rose 10% year-over-year. On a regional basis, both revenue and orders grew in all three reporting regions compared to the same period a year earlier.

Higher revenue and

orders, stable profit

Second-quarter profit increased slightly to €77 million at Building Technologies, held back by higher expenses partially associated with growth initiatives. Revenue rose 9% and orders increased 7% compared to the prior-year period, driven in part by demand for the Division’s energy efficiency solutions. On a geographic basis, both revenue and orders grew in all three reporting regions compared to the same period a year earlier.

Equity Investments and Financial Services      12

Equity Investments and Financial Services

NSN charges impact

Equity Investments

Equity Investments recorded a loss of €594 million in the second quarter, compared to a profit of €23 million a year earlier. That prior period benefited from a gain of €91  million from the sale of Siemens’ 49% stake in Krauss-Maffei Wegmann GmbH & Co. KG. The loss in the current period was due mainly to the equity investment result related to Siemens’ share in NSN, which was a negative €640 million compared to a negative €107 million in the prior-year period. NSN previously announced a global restructuring program aimed at maintaining its long-term competitiveness and improving profitability. NSN reported to Siemens that it booked restructuring charges and associated items totaling €772  million in the current quarter, compared to charges of €28 million in the same period a year earlier. Due to the nature of the restructuring program as well as prevailing uncertainty in macroeconomic conditions, the amount and timing of improvements in profitability is uncertain. Therefore, results from Equity Investments are expected to be volatile in coming quarters.

Profit burdens hold back

results at Financial Services

Financial Services (SFS) continued to successfully execute its growth strategy, which has led to a substantial build-up in assets since the beginning of the fiscal year. The associated increase in operating expenses held back profit development in the second quarter. The current period also included burdens on profit related to certain activities in the U.S. As a result, profit (defined as income before income taxes) came in at €74 million compared to €114  million in the prior-year period. Total assets increased clearly from €14.602 billion at the end of the prior fiscal year to €16.031 billion at the end of the second quarter, including positive currency translation effects.

Corporate Items, Corporate Activities and Eliminations, Outlook      13

Corporate Items, Corporate Activities and Eliminations

Positive effects in Corporate items

Corporate items and pensions totaled a positive €105 million in the second quarter compared to a negative €62 million in the same period a year earlier. The difference was due primarily to Corporate items, which were a positive €106 million compared to a negative €81 million in the second quarter of fiscal 2011. The improvement is due mainly to positive effects totaling €95 million related to legal and regulatory matters, compared to net expenses related to legal and regulatory matters in the prior-year period. The current quarter includes expenses of €23 million related to previously announced reimbursements to Atos S.A. Both periods under review included positive effects related to a major asset retirement obligation, amounting to €28  million in the current period and €20 million in the prior-year period.

Improved results from Corporate Treasury activities

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €22  million in the second quarter compared to a negative €43 million in the same period a year earlier. The primary factor in the improvement was higher income from Corporate Treasury activities due mainly to changes in the fair market value of interest rate derivatives not qualifying for hedge accounting used for interest rate management. For comparison, the prior-year period included positive effects related to the divestment of financial assets.

Outlook

For fiscal 2012 we confirm our expectations of moderate organic revenue growth compared to fiscal 2011, and orders again exceeding revenues for a book-to-bill above 1. We continue to anticipate strong earnings performances in most of our businesses, including our industrial short-cycle businesses. Challenges, mostly in our power transmission business, impact the level of income from continuing operations we originally expected to achieve in fiscal 2012, €6.0 billion, by an estimated €0.6 to €0.8 billion.

This outlook excludes significant portfolio effects and impacts related to legal and regulatory matters in the second half of the fiscal year.

Notes and Forward-Looking Statements      14

Notes and Forward-Looking Statements

All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings.

Financial Publications are available for download at:

www.siemens.com/ir g Publications & Events.

This document includes supplemental financial measures that are or may be non-GAAP financial measures. New orders and order backlog; adjusted or organic growth rates of revenue and new orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements.

Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

Today beginning at 9:00 a.m. CEST, the telephone conference at which CEO Peter Löscher and CFO Joe Kaeser discuss the quarterly figures will be broadcast live on the Internet at

www.siemens.com/conferencecall.

The accompanying slide presentation can also be viewed here, and a recording of the conference will subsequently be made available as well.

Starting at 4:00 p.m. CEST, Peter Löscher and Joe Kaeser will hold a telephone conference in English for analysts and investors, which can be followed live at

www.siemens.com/analystconference.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual, and interim reports as well as our most recent earnings release, which are available on the

Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the three months ended March 31, 2012 and 2011 and as of September 30, 2011

(in millions of €)

	New orders(2)		External revenue		Intersegment revenue		Total revenue		Profit(3)		Assets(4)		Free cash flow(5)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(6)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	3/31/12	9/30/11	2012	2011	2012	2011	2012	2011
Sectors(1)
Energy	5,815	8,518	6,832	6,037	56	53	6,888	6,091	573	2,369	1,523	656	4	(49)	122	109	116	101
Healthcare	3,246	3,119	3,354	3,102	8	15	3,362	3,117	424	450	12,040	11,264	380	443	61	59	177	163
Industry	5,144	5,091	4,641	4,267	428	364	5,070	4,632	662	630	7,280	6,001	441	413	84	81	141	139
Infrastructure & Cities	3,896	4,135	4,052	3,815	205	190	4,257	4,005	270	246	3,770	3,169	337	195	70	57	67	71

Total Sectors	18,101	20,863	18,879	17,221	698	623	19,577	17,844	1,929	3,695	24,614	21,090	1,162	1,002	338	306	501	473
Equity Investments	—	—	—	—	—	—	—	—	(594)	23	2,857	3,382	—	—	—	—	—	—
Financial Services (SFS)	189	220	178	209	12	11	189	220	74	114	16,031	14,602	261	109	12	7	78	68
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	79	96	74	104	2	1	76	106	6	9	(347)	(397)	(40)	2	1	—	1	2
Siemens Real Estate (SRE)	610	546	81	100	529	445	610	546	—	1	5,179	4,974	(68)	(46)	113	84	86	65
Corporate items and pensions	122	114	85	83	53	32	138	116	105	(62)	(9,168)	(9,806)	(420)	(455)	24	13	16	14
Eliminations, Corporate Treasury and other reconciling items	(1,222)	(1,188)	—	—	(1,293)	(1,113)	(1,293)	(1,113)	(22)	(43)	65,984	70,398	(449)	(258)	(2)	(1)	(11)	(13)

Siemens	17,880	20,651	19,297	17,717	—	—	19,297	17,717	1,497	3,737	105,151	104,243	446	354	486	409	672	609

(1)	Commencing with fiscal 2012, Sector Infrastructure & Cities was implemented. Prior period information has been recast to conform to the fiscal 2012 presentation.

(2)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(3)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(4)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(5)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the six months ended March 31, 2012 and 2011 and as of September 30, 2011

(in millions of €)

	New orders(2)		External revenue		Intersegment revenue		Total revenue		Profit(3)		Assets(4)		Free cash flow(5)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(6)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	3/31/12	9/30/11	2012	2011	2012	2011	2012	2011
Sectors(1)
Energy	12,998	16,608	12,956	11,692	108	122	13,064	11,814	1,054	3,121	1,523	656	100	646	222	191	224	203
Healthcare	6,530	6,288	6,494	6,219	20	33	6,513	6,252	788	832	12,040	11,264	224	681	159	113	382	325
Industry	10,045	10,084	8,986	8,462	786	655	9,772	9,117	1,218	1,272	7,280	6,001	518	754	160	143	278	275
Infrastructure & Cities	8,575	9,097	7,933	7,850	379	340	8,312	8,189	470	558	3,770	3,169	190	409	123	106	132	136

Total Sectors	38,147	42,077	36,368	34,222	1,293	1,150	37,661	35,373	3,530	5,783	24,614	21,090	1,033	2,491	664	553	1,016	939
Equity Investments	—	—	—	—	—	—	—	—	(519)	108	2,857	3,382	2	—	—	—	—	—
Financial Services (SFS)	386	444	354	410	33	34	386	444	274	216	16,031	14,602	316	208	18	17	138	147
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	151	311	149	326	5	6	154	333	6	8	(347)	(397)	(54)	(48)	2	4	2	5
Siemens Real Estate (SRE)	1,164	1,062	164	206	1,013	857	1,177	1,063	5	98	5,179	4,974	(147)	(80)	195	167	155	131
Corporate items and pensions	258	235	163	156	96	69	259	225	30	198	(9,168)	(9,806)	(861)	(798)	56	24	31	28
Eliminations, Corporate Treasury and other reconciling items	(2,418)	(2,641)	—	—	(2,439)	(2,117)	(2,439)	(2,117)	17	(75)	65,984	70,398	(872)	(359)	(2)	(2)	(21)	(26)

Siemens	37,689	41,488	37,199	35,320	—	—	37,199	35,320	3,343	6,336	105,151	104,243	(583)	1,413	934	762	1,320	1,224

(1)	Commencing with fiscal 2012, Sector Infrastructure & Cities was implemented. Prior period information has been recast to conform to the fiscal 2012 presentation.

(2)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(3)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(4)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(5)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)

For the three and six months ended March 31, 2012 and 2011

(in millions of €, per share amounts in €)

	Three months ended March 31,		Six months ended March 31,
	2012	2011	2012	2011
Revenue	19,297	17,717	37,199	35,320
Cost of goods sold and services rendered	(13,725)	(12,195)	(26,545)	(24,150)

Gross profit	5,572	5,522	10,653	11,170
Research and development expenses	(1,066)	(967)	(2,053)	(1,831)
Marketing, selling and general administrative expenses	(2,612)	(2,506)	(5,250)	(4,917)
Other operating income	110	78	224	338
Other operating expense	(29)	(72)	(130)	(286)
Income (loss) from investments accounted for using the equity method, net	(563)	92	(366)	215
Interest income	548	543	1,110	1,091
Interest expense	(433)	(435)	(865)	(854)
Other financial income (expense), net	(29)	1,482	19	1,410

Income from continuing operations before income taxes	1,497	3,737	3,343	6,336
Income taxes	(444)	(563)	(934)	(1,316)

Income from continuing operations	1,053	3,174	2,409	5,020
Income (loss) from discontinued operations, net of income taxes	(38)	(338)	64	(431)

Net income	1,015	2,836	2,473	4,589

Attributable to:
Non-controlling interests	34	43	52	78
Shareholders of Siemens AG	981	2,793	2,421	4,511
Basic earnings per share
Income from continuing operations	1.16	3.58	2.69	5.66
Income (loss) from discontinued operations	(0.04)	(0.38)	0.07	(0.49)

Net income	1.12	3.20	2.76	5.17

Diluted earnings per share
Income from continuing operations	1.15	3.55	2.67	5.60
Income (loss) from discontinued operations	(0.04)	(0.38)	0.07	(0.48)

Net income	1.11	3.17	2.74	5.12

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited)

For the three and six months ended March 31, 2012 and 2011

(in millions of €)

	Three months ended March 31,		Six months ended March 31,
	2012	2011	2012	2011
Net income	1,015	2,836	2,473	4,589
Currency translation differences	(111)	(584)	448	(207)
Available-for-sale financial assets	138	(46)	81	(31)
Derivative financial instruments	143	160	70	104
Actuarial gains and losses on pension plans and similar commitments	(544)	313	(213)	1,110

Other comprehensive income, net of tax (1)	(375)	(157)	387	976

Total comprehensive income	641	2,679	2,860	5,565

Attributable to:
Non-controlling interests	25	10	53	60
Shareholders of Siemens AG	616	2,669	2,807	5,505

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €55 million and €4 million, respectively, for the three months ended March 31, 2012 and 2011, and €23 million and €19 million for the six months ended March 31, 2012 and 2011, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)

For the three months ended March 31, 2012 and 2011

(in millions of €)

	Three months ended March 31,
	2012	2011
Cash flows from operating activities
Net income	1,015	2,836
Adjustments to reconcile net income to cash provided by (used in) operating activities - continuing operations (Income) loss from discontinued operations, net of income taxes	38	338
Amortization, depreciation and impairments	672	609
Income taxes	444	563
Interest (income) expense, net	(116)	(108)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(21)	(32)
(Gains) losses on sales of investments, net (1)	(8)	(1,658)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	—	(1)
(Income) losses from investments (1)	576	19
Other non-cash (income) expenses	121	229
Change in assets and liabilities
(Increase) decrease in inventories	(617)	(987)
(Increase) decrease in trade and other receivables	260	50
Increase (decrease) in trade payables	297	621
Change in other assets and liabilities	(1,420)	(1,340)
Additions to assets held for rental in operating leases	(91)	(184)
Income taxes paid	(467)	(407)
Dividends received	43	31
Interest received	205	184

Net cash provided by (used in) operating activities — continuing operations	932	763
Net cash provided by (used in) operating activities — discontinued operations	36	(293)

Net cash provided by (used in) operating activities	968	470
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(486)	(409)
Acquisitions, net of cash acquired	(477)	(38)
Purchases of investments (1)	(30)	(30)
Purchases of current available-for-sale financial assets	(117)	(5)
(Increase) decrease in receivables from financing activities	(225)	(261)
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	46	1,973
Proceeds and (payments) from disposals of businesses	80	97
Proceeds from sales of current available-for-sale financial assets	65	4

Net cash provided by (used in) investing activities — continuing operations	(1,145)	1,331
Net cash provided by (used in) investing activities — discontinued operations	(295)	(126)

Net cash provided by (used in) investing activities	(1,440)	1,205
Cash flows from financing activities
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners	191	109
Proceeds from issuance of long-term debt	2,473	—
Repayment of long-term debt (including current maturities of long-term debt)	(982)	(13)
Change in short-term debt and other financing activities	1,013	85
Interest paid	(76)	(72)
Dividends paid	(2,629)	(2,356)
Dividends paid to non-controlling interest holders	(70)	(81)
Financing discontinued operations (2)	(247)	(401)

Net cash provided by (used in) financing activities — continuing operations	(327)	(2,729)
Net cash provided by (used in) financing activities — discontinued operations	260	419

Net cash provided by (used in) financing activities	(67)	(2,310)
Effect of exchange rates on cash and cash equivalents	(24)	(76)
Net increase (decrease) in cash and cash equivalents	(564)	(711)
Cash and cash equivalents at beginning of period	9,018	15,746

Cash and cash equivalents at end of period	8,454	15,035
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	30	62

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	8,424	14,973

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(2)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)

For the six months ended March 31, 2012 and 2011

(in millions of €)

	Six months ended March 31,
	2012	2011
Cash flows from operating activities
Net income	2,473	4,589
Adjustments to reconcile net income to cash provided by (used in) operating activities — continuing operations
(Income) loss from discontinued operations, net of income taxes	(64)	431
Amortization, depreciation and impairments	1,320	1,224
Income taxes	934	1,316
Interest (income) expense, net	(245)	(237)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(33)	(108)
(Gains) losses on sales of investments, net (1)	(184)	(1,666)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	1	(2)
(Income) losses from investments (1)	460	(102)
Other non-cash (income) expenses	25	175
Change in assets and liabilities
(Increase) decrease in inventories	(1,403)	(1,584)
(Increase) decrease in trade and other receivables	(639)	(160)
Increase (decrease) in trade payables	(369)	168
Change in other assets and liabilities	(1,507)	(1,203)
Additions to assets held for rental in operating leases	(193)	(298)
Income taxes paid	(700)	(769)
Dividends received	51	39
Interest received	424	362

Net cash provided by (used in) operating activities — continuing operations	351	2,175
Net cash provided by (used in) operating activities — discontinued operations	(117)	(297)

Net cash provided by (used in) operating activities	234	1,878
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(934)	(762)
Acquisitions, net of cash acquired	(741)	(166)
Purchases of investments (1)	(140)	(293)
Purchases of current available-for-sale financial assets	(125)	(6)
(Increase) decrease in receivables from financing activities	(1,233)	(169)
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	401	2,537
Proceeds and (payments) from disposals of businesses	79	135
Proceeds from sales of current available-for-sale financial assets	74	11

Net cash provided by (used in) investing activities — continuing operations	(2,618)	1,287
Net cash provided by (used in) investing activities — discontinued operations	(408)	(253)

Net cash provided by (used in) investing activities	(3,026)	1,034
Cash flows from financing activities
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners	205	190
Proceeds from issuance of long-term debt	2,473	113
Repayment of long-term debt (including current maturities of long-term debt)	(3,189)	(25)
Change in short-term debt and other financing activities	2,200	291
Interest paid	(245)	(211)
Dividends paid	(2,629)	(2,356)
Dividends paid to non-controlling interest holders	(95)	(97)
Financing discontinued operations (2)	(556)	(534)

Net cash provided by (used in) financing activities — continuing operations	(1,836)	(2,629)
Net cash provided by (used in) financing activities — discontinued operations	525	550

Net cash provided by (used in) financing activities	(1,311)	(2,079)
Effect of exchange rates on cash and cash equivalents	46	(25)
Net increase (decrease) in cash and cash equivalents	(4,058)	808
Cash and cash equivalents at beginning of period	12,512	14,227

Cash and cash equivalents at end of period	8,454	15,035
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	30	62

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	8,424	14,973

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(2)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2012 (preliminary and unaudited) and September 30, 2011

(in millions of €)

	3/31/12	9/30/11
ASSETS
Current assets
Cash and cash equivalents	8,424	12,468
Available-for-sale financial assets	542	477
Trade and other receivables	15,709	14,847
Other current financial assets	3,355	2,899
Inventories	16,774	15,143
Income tax receivables	786	798
Other current assets	1,467	1,264
Assets classified as held for disposal	5,034	4,917

Total current assets	52,091	52,813

Goodwill	16,495	15,706
Other intangible assets	4,466	4,444
Property, plant and equipment	10,593	10,477
Investments accounted for using the equity method	4,537	4,966
Other financial assets	12,759	11,855
Deferred tax assets	3,449	3,206
Other assets	762	776

Total assets	105,151	104,243

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	4,799	3,660
Trade payables	7,425	7,677
Other current financial liabilities	1,584	2,247
Current provisions	4,600	5,168
Income tax payables	2,180	2,032
Other current liabilities	20,928	21,020
Liabilities associated with assets classified as held for disposal	1,686	1,756

Total current liabilities	43,202	43,560

Long-term debt	14,731	14,280
Pension plans and similar commitments	7,492	7,307
Deferred tax liabilities	558	595
Provisions	3,897	3,654
Other financial liabilities	1,089	824
Other liabilities	2,040	1,867

Total liabilities	73,009	72,087

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	6,109	6,011
Retained earnings	24,873	25,881
Other components of equity	531	(68)
Treasury shares, at cost (2)	(2,681)	(3,037)

Total equity attributable to shareholders of Siemens AG	31,574	31,530

Non-controlling interests	568	626

Total equity	32,142	32,156

Total liabilities and equity	105,151	104,243

(1)	Authorized: 1,117,803,421 and 1,117,803,421 shares, respectively.

Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	35,270,911 and 39,952,074 shares, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

New orders, Revenue, Profit, Profit margin developments and growth rates for Sectors

For the three months ended March 31, 2012 and 2011

(in millions of €)

	New orders						Revenue						Profit(1)			Profit margin
	2012	2011	% Change		therein		2012	2011	% Change		therein		2012	2011	% Change	2012	2011
			Actual	Adjusted(2)	Currency	Portfolio			Actual	Adjusted(2)	Currency	Portfolio
Sectors
Energy Sector	5,815	8,518	(32)%	(36)%	1%	3%	6,888	6,091	13%	10%	2%	1%	573	2,369	(76)%	8.3%	38.9%
therein: Fossil Power Generation	2,552	3,206	(20)%	(30)%	2%	8%	2,861	2,538	13%	9%	2%	2%	501	2,050	(76)%	17.5%	80.8%
Renewable Energy	595	1,967	(70)%	(70)%	1%	0%	1,361	931	46%	42%	4%	0%	112	48	135%	8.2%	5.1%
Oil & Gas	1,181	1,390	(15)%	(18)%	1%	2%	1,284	1,123	14%	12%	1%	2%	131	125	4%	10.2%	11.2%
Power Transmission	1,559	2,040	(24)%	(25)%	1%	0%	1,479	1,557	(5)%	(5)%	0%	0%	(169)	143	—	(11.5)%	9.2%
Healthcare Sector	3,246	3,119	4%	1%	3%	0%	3,362	3,117	8%	5%	3%	0%	424	450	(6)%	12.6%	14.5%
therein: Diagnostics	979	918	7%	4%	3%	0%	976	924	6%	3%	3%	0%	67	86	(23)%	6.8%	9.3%
Industry Sector	5,144	5,091	1%	(1)%	2%	0%	5,070	4,632	9%	8%	2%	0%	662	630	5%	13.1%	13.6%
therein: Industry Automation	2,420	2,246	8%	6%	2%	0%	2,334	2,095	11%	9%	2%	0%	335	297	13%	14.4%	14.2%
Drive Technologies	2,511	2,518	0%	(1)%	1%	0%	2,423	2,219	9%	8%	1%	0%	279	276	1%	11.5%	12.4%
Infrastructure & Cities Sector	3,896	4,135	(6)%	(8)%	1%	0%	4,257	4,005	6%	4%	2%	0%	270	246	10%	6.4%	6.1%
therein: Transportation & Logistics	954	1,423	(33)%	(34)%	1%	0%	1,409	1,430	(1)%	(3)%	1%	0%	75	91	(18)%	5.3%	6.4%
Power Grid Solutions & Products	1,551	1,415	10%	8%	1%	0%	1,460	1,315	11%	10%	1%	0%	101	79	27%	6.9%	6.0%
Building Technologies	1,452	1,355	7%	5%	2%	0%	1,442	1,320	9%	7%	2%	0%	77	74	4%	5.3%	5.6%

Total Sectors	18,101	20,863	(13)%	(16)%	2%	1%	19,577	17,844	10%	7%	2%	1%	1,929	3,695	(48)%

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

New orders, Revenue, Profit, Profit margin developments and growth rates for Sectors

For the six months ended March 31, 2012 and 2011

(in millions of €)

	New orders						Revenue						Profit(1)			Profit margin
	2012	2011	% Change		therein		2012	2011	% Change		therein		2012	2011	% Change	2012	2011
			Actual	Adjusted(2)	Currency	Portfolio			Actual	Adjusted(2)	Currency	Portfolio
Sectors
Energy Sector	12,998	16,608	(22)%	(24)%	0%	2%	13,064	11,814	11%	9%	0%	1%	1,054	3,121	(66)%	8.1%	26.4%
therein: Fossil Power Generation	5,294	7,122	(26)%	(30)%	0%	4%	5,473	4,992	10%	8%	0%	1%	1,082	2,524	(57)%	19.8%	50.6%
Renewable Energy	2,155	2,912	(26)%	(26)%	0%	0%	2,303	1,799	28%	26%	2%	0%	64	84	(24)%	2.8%	4.7%
Oil & Gas	2,603	2,784	(6)%	(9)%	0%	2%	2,523	2,189	15%	14%	0%	2%	221	234	(5)%	8.8%	10.7%
Power Transmission	3,113	3,997	(22)%	(21)%	(1)%	0%	2,944	2,986	(1)%	(1)%	(1)%	0%	(314)	278	—	(10.7)%	9.3%
Healthcare Sector	6,530	6,288	4%	2%	1%	0%	6,513	6,252	4%	3%	1%	0%	788	832	(5)%	12.1%	13.3%
therein: Diagnostics	1,906	1,844	3%	2%	1%	0%	1,901	1,840	3%	2%	1%	0%	134	164	(18)%	7.0%	8.9%
Industry Sector	10,045	10,084	0%	(1)%	1%	0%	9,772	9,117	7%	7%	1%	0%	1,218	1,272	(4)%	12.5%	13.9%
therein: Industry Automation	4,871	4,434	10%	9%	1%	0%	4,583	4,267	7%	7%	1%	0%	658	659	0%	14.4%	15.4%
Drive Technologies	4,808	5,142	(7)%	(7)%	1%	0%	4,584	4,288	7%	7%	1%	0%	474	515	(8)%	10.3%	12.0%
Infrastructure & Cities Sector	8,575	9,097	(6)%	(6)%	0%	0%	8,312	8,189	1%	1%	0%	0%	470	558	(16)%	5.7%	6.8%
therein: Transportation & Logistics	2,891	3,692	(22)%	(22)%	0%	0%	2,808	2,986	(6)%	(7)%	1%	0%	102	193	(47)%	3.6%	6.5%
Power Grid Solutions & Products	3,047	2,812	8%	9%	(1)%	0%	2,813	2,645	6%	7%	0%	0%	183	200	(9)%	6.5%	7.5%
Building Technologies	2,805	2,690	4%	3%	1%	0%	2,812	2,643	6%	5%	1%	0%	162	163	(1)%	5.8%	6.2%

Total Sectors	38,147	42,077	(9)%	(11)%	0%	1%	37,661	35,373	6%	6%	1%	0%	3,530	5,783	(39)%

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the three months ended March 31, 2012 and 2011

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Sectors
Energy Sector	573	2,369	7	14	(9)	1,517	576	838	21	16	95	85	691	939	10.0%	15.4%
therein: Fossil Power Generation	501	2,050	2	7	(5)	1,518	504	525	5	3	34	32	543	561
Renewable Energy	112	48	(1)	(7)	(1)	(1)	115	55	7	4	21	17	143	76
Oil & Gas	131	125	—	—	(1)	(1)	132	126	7	6	17	15	156	148
Power Transmission	(169)	143	6	13	(1)	1	(173)	129	2	2	22	20	(150)	151
Healthcare Sector	424	450	2	2	(1)	3	423	446	94	78	83	84	600	609	17.9%	19.5%
therein: Diagnostics	67	86	—	—	1	—	66	86	48	47	57	54	171	187
Industry Sector	662	630	4	11	(3)	2	661	618	64	64	77	74	803	756	15.8%	16.3%
therein: Industry Automation	335	297	—	7	(3)	—	337	290	50	50	32	31	419	371
Drive Technologies	279	276	3	3	(2)	—	278	272	12	11	42	39	332	323
Infrastructure & Cities Sector	270	246	6	6	14	7	251	233	27	30	40	40	318	304	7.5%	7.6%
therein: Transportation & Logistics	75	91	3	3	(4)	8	76	80	3	4	12	11	91	96
Power Grid Solutions & Products	101	79	2	2	(1)	(1)	99	78	10	12	17	18	126	109
Building Technologies	77	74	—	—	(1)	—	78	74	14	14	12	11	103	99
Total Sectors	1,929	3,695	18	32	—	1,529	1,911	2,135	206	189	295	284	2,412	2,608

Equity Investments	(594)	23	(599)	21	2	2	3	—	—	—	—	—	3	—
Financial Services (SFS)	74	114	21	17	88	77	(34)	20	2	2	77	66	45	89
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	6	9	1	2	—	—	5	7	1	1	—	1	6	9
Siemens Real Estate (SRE)	—	1	—	—	(30)	(20)	30	21	—	—	86	64	116	86
Corporate items and pensions	105	(62)	—	—	29	40	75	(102)	4	3	12	12	91	(87)
Eliminations, Corporate Treasury and other reconciling items	(22)	(43)	(3)	21	(3)	(38)	(16)	(26)	—	—	(11)	(13)	(27)	(39)

Siemens	1,497	3,737	(563)	92	87	1,590	1,974	2,056	212	195	460	414	2,646	2,665

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of € — million in the current period and € — million in the prior-year period, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the six months ended March 31, 2012 and 2011

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Sectors
Energy Sector	1,054	3,121	28	22	70	1,514	956	1,586	41	34	183	169	1,180	1,790	9.0%	15.1%
therein: Fossil Power Generation	1,082	2,524	17	11	75	1,514	989	999	10	7	65	61	1,064	1,067
Renewable Energy	64	84	(4)	(13)	(2)	2	70	95	12	9	41	34	122	139
Oil & Gas	221	234	—	—	(2)	(2)	224	236	14	13	32	29	270	278
Power Transmission	(314)	278	15	24	(1)	(1)	(328)	255	5	5	43	43	(280)	303
Healthcare Sector	788	832	4	2	(11)	5	795	824	207	159	175	166	1,177	1,149	18.1%	18.4%
therein: Diagnostics	134	164	—	—	2	3	132	161	129	96	112	110	372	367
Industry Sector	1,218	1,272	6	12	(7)	1	1,219	1,258	128	129	150	146	1,497	1,533	15.3%	16.8%
therein: Industry Automation	658	659	1	8	(3)	—	660	651	99	101	62	61	822	813
Drive Technologies	474	515	5	5	(3)	1	472	509	24	23	82	77	578	609
Infrastructure & Cities Sector	470	558	11	7	9	3	450	548	54	57	78	79	582	684	7.0%	8.4%
therein: Transportation & Logistics	102	193	5	3	(8)	5	105	185	6	7	22	22	133	214
Power Grid Solutions & Products	183	200	5	4	(2)	(1)	179	197	19	22	32	34	231	254
Building Technologies	162	163	—	—	(2)	—	163	163	28	27	23	23	215	213
Total Sectors	3,530	5,783	49	43	62	1,523	3,420	4,216	430	379	586	560	4,436	5,156

Equity Investments	(519)	108	(526)	94	4	9	3	5	—	—	—	—	3	5
Financial Services (SFS)	274	216	115	43	194	150	(35)	23	3	4	135	143	103	170
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	6	8	3	4	1	—	2	4	1	2	1	3	4	9
Siemens Real Estate (SRE)	5	98	—	—	(60)	(35)	64	134	1	1	154	130	219	264
Corporate items and pensions	30	198	—	—	(6)	54	36	144	7	6	24	22	67	172
Eliminations, Corporate Treasury and other reconciling items	17	(75)	(7)	31	70	(55)	(46)	(51)	—	—	(21)	(26)	(67)	(78)

Siemens	3,343	6,336	(366)	215	264	1,647	3,445	4,475	442	391	878	833	4,765	5,699

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of € — million in the current period and € — million in the prior-year period, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (III) (continuing operations — preliminary and unaudited)

External revenue of Sectors and Financial Services (SFS) by regions

For the six months ended March 31, 2012 and 2011

(in millions of €)

	External revenue (location of customer)
	Europa, C.I.S.(1) , Africa, Middle East			therein Germany			Americas			Asia, Australia			Total
	2012	2011	% Change	2012	2011	% Change	2012	2011	% Change	2012	2011	% Change	2012	2011	% Change
Sectors
Energy Sector	6,944	6,534	6%	952	794	20%	3,693	3,473	6%	2,319	1,684	38%	12,956	11,692	11%
Healthcare Sector	2,258	2,314	(2)%	525	551	(5)%	2,716	2,566	6%	1,521	1,339	14%	6,494	6,219	4%
Industry Sector	4,750	4,289	11%	2,143	2,008	7%	2,020	1,805	12%	2,216	2,368	(6)%	8,986	8,462	6%
Infrastructure & Cities Sector	4,847	4,818	1%	1,445	1,485	(3)%	1,998	1,809	10%	1,088	1,223	(11)%	7,933	7,850	1%
Financial Services (SFS)	174	230	(24)%	61	74	(17)%	179	176	2%	—	3	(86)%	354	410	(14)%
Reconciliation to Siemens	416	546	(24)%	302	381	(21)%	39	57	(31)%	21	85	(75)%	476	688	(31)%

Siemens	19,388	18,732	4%	5,429	5,293	3%	10,645	9,886	8%	7,165	6,702	7%	37,199	35,320	5%

	External revenue of Sectors and Financial Services (SFS) as a percentage of regional and Siemens total revenue
	Percentage of regional external revenue (location of customer)												Percentage of Siemens
	Europa, C.I.S.(1) , Africa, Middle East			therein Germany			Americas			Asia, Australia			total revenue
	2012	2011	Change in pp	2012	2011	Change in pp	2012	2011	Change in pp	2012	2011	Change in pp	2012	2011	Change in pp
Sectors
Energy Sector	54%	56%	-2.3 pp	7%	7%	0.6 pp	28%	30%	-1.2 pp	18%	14%	3.5 pp	35%	33%	1.7 pp
Healthcare Sector	35%	37%	-2.4 pp	8%	9%	-0.8 pp	42%	41%	0.6 pp	23%	22%	1.9 pp	17%	18%	-0.2 pp
Industry Sector	53%	51%	2.2 pp	24%	24%	0.1 pp	22%	21%	1.1 pp	25%	28%	-3.3 pp	24%	24%	0.2 pp
Infrastructure & Cities Sector	61%	61%	-0.3 pp	18%	19%	-0.7 pp	25%	23%	2.1 pp	14%	16%	-1.9 pp	21%	22%	-0.9 pp
Financial Services (SFS)	49%	56%	-7.0 pp	17%	18%	-0.7 pp	51%	43%	7.8 pp	0%	1%	-0.6 pp	1%	1%	-0.2 pp
Reconciliation to Siemens	87%	80%	7.9 pp	63%	55%	8.0 pp	8%	8%	0.0 pp	5%	12%	-7.9 pp	1%	2%	-0.7 pp

Siemens	52%	53%	-0.9 pp	15%	15%	-0.4 pp	29%	28%	0.6 pp	19%	19%	0.3 pp	100%	100%

(1)	Commonwealth of Independent States.

Due to rounding, numbers presented may not add up precisely to totals provided.

Munich, April 25, 2012

Legal proceedings

Information regarding investigations and other legal proceedings, as well as the potential risks associated with such proceedings and their potential financial impact on Siemens, is included in the Company’s Consolidated Financial Statements as of September 30, 2011 (Consolidated Financial Statements).

Significant developments regarding investigations and other legal proceedings that have occurred since the preparation of the Consolidated Financial Statements are described below.

Public corruption proceedings

Governmental and related proceedings

As previously reported, Siemens AG had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens AG claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). A unanimous decision on the merits was rendered by the ICSID arbitration tribunal in February 2007, awarding Siemens AG, inter alia, compensation in the amount of US$217.8 million, plus compound interest thereon at a rate of 2.66% since May 18, 2001. Argentina subsequently filed applications with the ICSID aiming at the annulment and reversal of the decision and a stay of enforcement of the arbitral award. In August 2009, Argentina and Siemens AG reached an agreement to mutually settle the case and discontinue any and all civil proceedings in connection with the case without acknowledging any legal obligations or claims. No payment was made by either party. As previously reported, the Argentinean Anti-Corruption Authority is conducting an investigation against individuals into corruption of government officials in connection with the award of the contract for the DNI project to Siemens in 1998. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also repeatedly requested judicial assistance from the Munich public prosecutor and the federal court in New York. In December 2011, the U.S.

Siemens AG Corporate Communications and Government Affairs Wittelsbacherplatz 2, 80333 Munich Germany	1 / 5

Securities and Exchange Commission (SEC) and U.S. Department of Justice filed an indictment against nine individuals based on the same facts as the investigation of the Argentinean Anti-Corruption Authority. Most of these individuals are former Siemens employees. The former member of the Managing Board of Siemens AG, Dr. Uriel Sharef, is also involved. Siemens AG is not party to the proceedings.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. The GPIC’s investigation was focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving – among others – former board members and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. In January 2011, the GPIC alleged in a letter to Siemens that the damage suffered by the Greek state amounted to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. On April 5, 2012, the Greek Parliament approved a settlement agreement between Siemens and the Greek State, the material provisions of which include the following: Siemens waives public sector receivables in the amount of €80 million. Furthermore Siemens agrees to spend a maximum of €90 million on various anti-corruption and transparency initiatives, as well as university and research programs and to provide €100  million of financial support to Siemens A.E. to ensure its continued presence in Greece. In exchange, the Greek State agrees to waive all civil claims and all administrative fines related to the corruption allegations and to utilize best efforts to resolve all pending disputes between Siemens and the Greek state-companies or its public authorities.

In February 2012, the Munich public prosecutor notified Siemens AG of a request for mutual assistance in criminal matters by a foreign authority. The investigation of the foreign authority involves a Siemens subsidiary located in North West Europe in connection with alleged payments to employees of a Russian company between 1999 and 2006. Siemens is cooperating with the authorities.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of

2 / 5

pending investigations may be expanded and new investigations commenced in connection with allegations of bribery or other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

Antitrust proceedings

As previously reported, in October 2011, the local Antitrust Authority in Rovno, Ukraine, notified DP Siemens Ukraine of an investigation into anti-competitive practices in connection with a delivery of medical equipment to a public hospital in 2010. Siemens cooperated with the authority. The authority imposed a fine in an amount equivalent to €4,000. DP Siemens Ukraine did not appeal the decision.

As previously reported, in September 2011, the Competition Commission of Pakistan requested Siemens Pakistan to present its legal position regarding an alleged anti-competitive arrangement since 2007 in the field of transformers and air-insulated switchgears. In December 2011, Siemens Pakistan filed a leniency application. In April 2012, the Competition Commission of Pakistan accepted the leniency application and granted Siemens Pakistan a 100 percent penalty reduction for the alleged behavior.

Other proceedings

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In April 2009, TVO rejected the claims and made counterclaims against the supplier consortium. These consist primarily of damages due to

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the delay amounting to approximately €1.43 billion based on an estimated completion of the plant in June 2012 with a delay of 38 months. In June 2011, the supplier consortium increased its monetary claim; it now amounts to €1.94 billion. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. The final phases of the plant completion require the full cooperation of all parties involved. The further delay as well as further schedule uncertainties in the completion of the plant could lead TVO to increase its counterclaims.

In July 2008, Hellenic Telecommunications Organization S.A. (OTE) filed a lawsuit against Siemens AG with the district court of Munich, Germany, seeking to compel Siemens AG to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens AG and OTE from 1992 to 2006. In May 2009, OTE was granted access to the public prosecutor’s files in Greece. At the end of July 2010, OTE expanded its claim and requested payment of damages by Siemens AG of at least €57.07  million to OTE for alleged bribery payments to OTE-employees. While Siemens AG continues to defend itself against the expanded claim, Siemens AG and OTE have engaged in discussions to resolve the matter.

In December 2011, the United States Attorney’s Office for the Northern District of New York served a Grand Jury subpoena on the Company that seeks records of consulting payments for business conducted by the Building Technologies unit in New York State over the period from January 1, 2000 through September 30, 2011. Siemens is cooperating with the authority.

In February 2012, the United States Attorney’s Office for the Eastern District of New York served a subpoena on Siemens Healthcare Diagnostics Inc. for information relating to a diagnostics process. Siemens is cooperating with the authority.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

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Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual, and interim reports as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: April 25, 2012	/S/ DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/S/ DR. JUERGEN M. WAGNER
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling